September 23, 2019

Huazhi Hu
Chairman of the Board of Directors and Chief Executive Officer
EHang Holdings Ltd
Building C, Yixiang Technology Park
No.72 Nanxiang Second Road, Huangpu District
Guangzhou, 510700
Peoples Republic of China 020-29028899

       Re: EHang Holdings Ltd
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted September 10, 2019
           CIK 0001759783

Dear Mr. Hu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 5, 2019 letter.

Draft Registration Statement on Form F-1 filed September 10, 2019

Contracts with Our Customers and Partners, page 120

1. We note your response to comment 1 and reissue in part. Please disclose, as you state in your response, that you are unable to estimate the average length of time to obtain regulatory approvals, as well as the reason for such inability, and the statement that you are unaware of any operator obtaining the required approvals for commercial operations of passenger-grade AAVs in China or the US. Please similarly revise page 1 to
 Huazhi Hu
EHang Holdings Ltd
September 23, 2019
Page 2
       provide context to the statement that you have "delivered a unit of [y]our dual-seat EHang
       216 to a customer .... [and] believe this was the world's first delivery of a passenger-grade
       AAV."
Principal and Selling Shareholders, page 155

2. We reissue comment 7 from our June 27, 2019 letter. Please state whether the major shareholders have different voting rights, or an appropriate negative statement. See Item
       4(a) of Form F-1 and Item 7(a)(1)(c) of Form 20-F.
Exhibit Index, page II-4

3. Please mark the exhibit index to indicate that portions of your exhibits have been omitted. See Item 601(b)(10)(iv) of Regulation S-K. Please also refile each redacted exhibit to include on the first page the legend required by Item 601(b)(10)(iv).
       You may contact Melissa Gilmore at 202-551-3777 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameHuazhi Hu
                                                             Division of
Corporation Finance
Comapany NameEHang Holdings Ltd
                                                             Office of
Transportation and Leisure
September 23, 2019 Page 2
cc:       Will Cai
FirstName LastName